Exhibit 21

SIGNIFICANT SUBSIDIARIES
CLEVELAND-CLIFFS INC. AS OF DECEMBER 31, 2018

Name	Cliffs' Effective Ownership	Place of Incorporation
Cliffs Mining Company	100%	Delaware, USA
Cliffs Minnesota Mining Company	100%	Delaware, USA
Cliffs TIOP Holding, LLC	100%	Delaware, USA
Cliffs TIOP, Inc.	100%	Michigan, USA
Cliffs UTAC Holding LLC	100%	Delaware, USA
The Cleveland-Cliffs Iron Company	100%	Ohio, USA
Northshore Mining Company	100%	Michigan, USA